

NEWS RELEASE

FOR IMMEDIATE RELEASE

Shoe Pavilion, Inc. Receives Nasdaq Notice Regarding Minimum Bid Price

Sherman Oaks, Calif. – June 20, 2008 – Shoe Pavilion, Inc. (Nasdaq:SHOE) today announced that it received a written notice from The Nasdaq Stock Market ("Nasdaq") on June 19, 2008 indicating that the Company fails to comply with the minimum bid price requirement for continued listing on the Nasdaq Global Market because the bid price of its common stock has closed below the Nasdaq minimum bid price listing requirement of $1.00 per share for 30 consecutive business days. Under Nasdaq Marketplace rules, the Company has until December 16, 2008 to regain compliance with the Nasdaq minimum bid price requirement. If at any time before that date, the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the listing requirement, although the Nasdaq Staff has the discretion to require compliance for a period in excess of 10 consecutive business days, but generally for no more than 20 consecutive business days, under certain circumstances.

If the Company does not achieve the minimum closing bid price requirement by December 16, 2008, Nasdaq will provide written notice of delisting. The Company may either appeal this decision or, alternatively, it may apply to transfer its listing to the Nasdaq Capital Market, provided that it qualifies under all of the Nasdaq Capital Market initial listing criteria at that date other than the minimum bid price. If its transfer application to the Nasdaq Capital Market is accepted, the Company will be granted an additional 180 calendar days to regain compliance with the minimum bid price listing requirement. If the Company is not eligible to transfer its listing to the Nasdaq Capital Market and to be granted the additional compliance period, the Company's securities will be delisted from the Nasdaq Stock Market, subject to its right to appeal the determination to a Nasdaq Listing Qualifications Panel.

About Shoe Pavilion

About Shoe Pavilion: Shoe Pavilion, Inc. is an off-price footwear retailer in the United States. It offers a selection of designer label and branded footwear, and accessories for men, women and children. They operate over 115 stores in Washington, Oregon, California, Arizona, Nevada, Texas and New Mexico. For more information, please see www.shoepavilion.com.

CONTACT: Michael McHugh
            (818) 907 9975